Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - April 21, 2005
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	First Quarter 2005 Financial Results, Annual Meeting Webcast & Investors Tour

CALGARY, Alberta - PetroKazakhstan Inc. (“PetroKazakhstan” or the “Company”) announces it will be releasing its First Quarter 2005 financial results at 9:00 a.m. Eastern (7:00 a.m. Mountain) on Tuesday, May 3, 2005.

Instead of its traditional conference call on quarterly results, PetroKazakhstan will make a presentation and respond to questions immediately after the Annual Meeting of Shareholders to be held at 11:00 a.m. Eastern time (9:00 a.m. Mountain) on Tuesday, May 3rd at the Albany Club of Toronto, 91 King Street East, Toronto, Ontario, Canada.

PetroKazakhstan will be hosting a live webcast of its presentation and of the Q&A session, after the formal Shareholders meeting. The webcast of the presentation and the Q&A session will commence at approximately 11:15 a.m. Eastern time (9:15 a.m. Mountain time).

The webcast can be accessed from PetroKazakhstan’s or CNW Group’s websites. When accessing the webcast via PetroKazakhstan’s website at www.petrokazakhstan.com, from the home page simply click on “Webcast”. An archive of the webcast will be available for 90 days after the original broadcast.

Mr. Bernard F. Isautier, President and CEO of PetroKazakhstan will also be meeting investors in Toronto, Montreal, Boston and New York on May 4th to 6th inclusive. Mr. Isautier will be a featured guest on the television programs “CBC News Business with Fred Langan” and “The Business News with Howard Green on ROB-TV” on May 3rd.

PetroKazakhstan is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt Exchange under the symbol PKZ. As of December 27, 2004, PetroKazakhstan shares began trading on the Kazakhstan exchange under the symbol CA_PKZ. The Company’s website can be accessed at www.petrokazakhstan.com and CNW Group’s website can be accessed at www.newswire.ca.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:
Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

Suite #1460 Sun Life Plaza North Tower 140 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3
Telephone (403) 221-8435 Fax: (403) 221-8425